Exhibit 99.

REPORT ON MATERIAL INFORMATION
“CHANGES IN LIST OF ENTITIES IN WHICH ISSUER HOLDS INTEREST”

1.	General Information.
1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
1.2.	Issuer’s short proprietary name: OJSC Rostelecom.
1.3.	Location: 127091, Moscow, Delegatskaya st., 5
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer’s Identification Number (TIN): 7707049388
1.6.	Issuer’s unique code assigned by registration authority: 00124-A
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en
1.8.	Periodical print used by the Issuer to disclose report on material information: not applicable.

2.	Material Information.
2.1.

Full proprietary name and location of the entity in which interest of the issuer has been changed: Closed Joint Stock Company Insurance Company Costars. Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation.

2.2.	Issuer’s interest in equity of the entity mentioned above before the change: 60%.
2.3.	Issuer’s interest in equity of the entity mentioned above after the change: 86.67%.
2.4.	Date of change of issuer’s interest in equity of the entity mentioned above: March 24, 2006.

3.	Signature.
3.1.	Deputy General Director - Finance Director /signed/ Andrey A. Gaiduk
3.2.	Date: June 2, 2006.

For further details please contact

Rostelecom Corporate Department
Tel.: +7 499 973 9940
Fax: +7 495 787 2850
E-mail: RTKM@rostelecom.ru